Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase (as defined below), dated July 29, 2016, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Ordinary Shares

of

AVG Technologies N.V.

at

$25.00 Per Share

Pursuant to the Offer to Purchase dated July 29, 2016

by

Avast Software B.V.

a direct wholly owned subsidiary of

Avast Holding B.V.

Avast Software B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and a direct wholly owned subsidiary of Avast Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Parent”), is offering to purchase all outstanding ordinary shares, with a nominal value of €0.01 per share (the “Shares”), of AVG Technologies N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“AVG”), at a purchase price of $25.00 per Share (the “Offer Price”), in cash, without interest and less applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 29, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

Tendering shareholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 31, 2016 (THE “EXPIRATION TIME”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to a Purchase Agreement, dated as of July 6, 2016 (as it may be amended from time to time, the “Purchase Agreement”), by and among AVG, Purchaser and Parent. The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will, promptly after the Expiration Time, accept for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn (the time of acceptance of Shares for payment, the “Acceptance Time”) and, promptly after the Acceptance Time, pay for all such Shares. The terms and conditions of the Offer are more fully described in the Offer to Purchase

After the consummation of the Offer, Purchaser intends to cause AVG to terminate the listing of the Shares on the New York Stock Exchange (the “NYSE”). In addition, after the consummation of the Offer, Purchaser intends to cause the termination of the registration of the Shares under the Securities Exchange Act of 1934 (as amended from time to time and, together with the rules and regulations promulgated thereunder, the “Exchange Act”) as promptly as practicable and expects to take steps to cause the suspension of all of AVG’s reporting obligations with the United States Securities and Exchange Commission (the “SEC”).

The Offer is conditioned upon, among other things, the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of immediately prior to the Expiration Time: (a) the Minimum Condition (as defined below); (b) clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the applicable antitrust laws of Germany and Austria; and (c) clearance by the Committee on Foreign Investment in the United States.

The “Minimum Condition” requires that there have been validly tendered pursuant to the Offer and not properly withdrawn a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Shares then owned by Parent, Purchaser and their subsidiaries, represents at least 95% of, or, if certain approvals of AVG shareholders are obtained at the EGM (as defined below), at least 80% of, the Shares outstanding immediately prior to the Expiration Time. The Offer is not subject to a financing condition but is subject to other conditions as more fully described in the Offer to Purchase.

After due and careful discussion and consideration, including a thorough review of the Offer with their outside legal and financial advisors, AVG’s supervisory board (the “AVG Supervisory Board”) and management board (the “AVG Management Board,” and together with the AVG Supervisory Board, the “AVG Boards”) by unanimous vote of all directors present or represented and voting (a) approved the terms of, and the transactions contemplated by, the Purchase Agreement, the Asset Sale Agreement (as defined in the Offer to Purchase) and all other documents conducive to AVG’s obligations under the Purchase Agreement (collectively, the “AVG Transaction Documents”), and approved AVG’s entry into the AVG Transaction Documents; and (b) determined to support the Offer and the transactions contemplated by the Offer and to recommend the Offer, subject to the terms and conditions of the AVG Transaction Documents. The AVG Boards also unanimously approved (i) the conditional sale and transfer of all assets and business of AVG to Purchaser, the subsequent dissolution and liquidation of AVG and the distribution of the liquidation proceeds and the appointment of a liquidator and custodian; (ii) the terms and conditions of the Asset Sale Agreement and the entry into the Asset Sale Agreement by AVG upon Purchaser’s request as set forth in the AVG Transaction Documents; and (iii) the proposed amendment of the articles of association of AVG if the Asset Sale (as defined below) is pursued and the proposed amendment of the articles of association of AVG and conversion of AVG into a private company with limited liability if the Compulsory Acquisition (as defined below) is pursued.

The AVG Boards unanimously recommend that you vote “for” each of the items that contemplate a vote of AVG shareholders at the extraordinary general meeting of AVG shareholders scheduled to be held on August 23, 2016 at 10:00 A.M., Central European Time, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam, The Netherlands (the “EGM”). At the EGM, AVG shareholders will be requested to vote on the Asset Sale, the Dissolution (as defined below), the Liquidation Distribution (as defined below), the appointment of the liquidator, the appointment of directors designated by Purchaser to the AVG Boards and other matters contemplated by the Purchase Agreement. See the website of AVG (www.avg.com) for the full agenda and explanatory notes for the EGM. The information on, or that can be accessed through, AVG’s website neither constitutes a part of the Offer to Purchase nor is incorporated by reference therein.

Following the Expiration Time, Purchaser intends to provide for a subsequent offering period (the “Subsequent Offering Period”) of at least 10 business days in accordance with Rule 14d-11 under the Exchange Act and in accordance with the Purchase Agreement. The Subsequent Offering Period may be extended by Purchaser in accordance with the Purchase Agreement for at least seven business days following the announcement that Purchaser or its designee intends to effect the Asset Sale (such extension, the “Minority Exit Offering Period”).

The Purchase Agreement provides, among other things, that, as promptly as practicable following the closing of the Subsequent Offering Period (which includes the Minority Exit Offering Period, if applicable), Purchaser may complete a corporate reorganization of AVG and its subsidiaries (the “Subsequent Reorganization”). If the number of Shares tendered pursuant to the Offer and not properly withdrawn represents at least 95% of the then outstanding Shares, Purchaser intends to effect the Subsequent Reorganization by means of compulsory acquisition of Shares held by non-tendering AVG shareholders in accordance with Section 2:92a or Section 2:201a of the Dutch Civil Code (the “Compulsory Acquisition”). If the number of Shares tendered pursuant to the Offer and not properly withdrawn represents fewer than 95% but at least 80% of the then outstanding Shares, Purchaser intends to, or intends to cause its designee to, subject to the approval of AVG shareholders at the EGM, promptly after the closing of the Subsequent Offering Period (which includes the Minority Exit Offering Period, if applicable), effect the Subsequent Reorganization by means of a sale of all or substantially all of the assets of AVG to Purchaser (the “Asset Sale”). Upon consummation of the Asset Sale, Purchaser would own all of AVG’s business operations and would be the principal shareholder in AVG, and the non-tendering AVG shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. Upon completion of the Asset Sale, Purchaser or its designee, as the case may be, would cause AVG to be dissolved and liquidated in accordance with applicable Dutch liquidation procedures (the “Dissolution”). Purchaser would then provide an indemnity or guarantee to the liquidator for any deficit in the estate of AVG, to enable the liquidator to make an advance liquidation distribution in cash (the “Liquidation Distribution”) to each non-tendering AVG shareholder in an amount equal to the Offer Price, without interest and less applicable withholding taxes (including Dutch dividend withholding tax) or other taxes, for each Share then owned. The Subsequent Reorganization is more fully described in the Offer to Purchase.

Pursuant to the Purchase Agreement, subject to the Purchaser’s rights to terminate the Purchase Agreement in accordance with its terms: (a) if any condition to the Offer is not satisfied or waived at the Expiration Time, Purchaser must extend the Offer (the length of such extension period to be determined by Parent or Purchaser) from time to time until such condition or conditions to the Offer are satisfied or waived; (b) Purchaser must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the NYSE applicable to the Offer or as may be required by any other governmental authority; and (c) if the Marketing Period (as defined in the Offer to Purchase) has not ended on the last business day prior to the expiration of the Offer, Purchaser must extend the Offer until the earlier to occur of (i) any business day before or during the Marketing Period as may be specified by Parent or Purchaser on no less than two business days’ prior notice to AVG and (ii) the first business day after the final day of the Marketing Period.

Additionally, notwithstanding anything in the Purchase Agreement to the contrary, at the Expiration Time, Purchaser may extend the Offer for up to 10 business days from the day the Marketing Period will otherwise end. Purchaser is not, however, required to extend the Offer (a) beyond January 6, 2017, (b) for an individual extension period of more than 10 business days or (c) at any time that Purchaser is permitted to terminate the Purchase Agreement.

Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

Subject to the applicable rules and regulations of the SEC and the provisions of the Purchase Agreement, Purchaser expressly reserves the right at any time prior to the Expiration Time to waive, in whole or in part, any condition to the Offer and to make any change in the terms or conditions of the Offer.

On the terms of and subject to the conditions to the Offer, Purchaser will, promptly after the Expiration Time, accept for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn and, promptly after the Acceptance Time, pay for all such Shares. During the Subsequent Offering Period (which includes the Minority Exit Offering Period, if applicable), Purchaser will immediately accept for payment and promptly pay for all additional Shares tendered during such Subsequent Offering Period (which includes the Minority Exit Offering Period, if applicable), subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered pursuant to the Offer and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Purchase Agreement, the Depositary may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (a) if the shareholder is a record holder and holds uncertificated Shares in book-entry form on the books of AVG’s transfer agent, (i) the Letter of Transmittal, properly completed and duly executed and (ii) any other documents required by the Letter of Transmittal and (b) if the shareholder’s Shares are held in “street” name and are being tendered by book-entry transfer, (i) confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period (which includes the Minority Exit Offering Period, if applicable) or any delay in making payment for Shares.

Shares tendered pursuant to the Offer may be properly withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 27, 2016, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Time.

No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period (which includes the Minority Exit Offering Period, if applicable) and no withdrawal rights will apply during the Subsequent Offering Period (which includes the Minority Exit Offering Period, if applicable) with respect to Shares tendered pursuant to the Offer and accepted for payment.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

AVG has provided Purchaser with AVG’s shareholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to AVG shareholders. The Offer to Purchase and the Letter of Transmittal, together with AVG’s Solicitation/Recommendation Statement on Schedule 14D-9, will be mailed to record holders of Shares whose names appear on AVG’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer (or during the Subsequent Offering Period, which includes the Minority Exit Offering Period, if applicable) or the Subsequent Reorganization. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and the notice of guaranteed delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and brokers may call collect: (212) 750-5833

July 29, 2016